UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )

BankFinancial Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
06643P104
(CUSIP Number)
Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239) 777-0187
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -
Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596
May 7, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,054,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,054,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,054,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,835
	8	SHARED VOTING POWER 1,054,922
	9	SOLE DISPOSITIVE POWER 7,835
	10	SHARED DISPOSITIVE POWER 1,054,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,062,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,054,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,054,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,054,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note
The Reporting Persons (as defined below) were initially eligible to report their beneficial ownership on a Schedule 13G with respect to the securities of the Issuer (as defined below), pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subsequently held securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, which required a filing on Schedule 13D.  The Schedule 13D was filed on February 14, 2013, and has subsequently been amended in compliance with Rule 13d-2 of the Exchange Act (the “Schedule 13D”).  As of May 7, 2021, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  Accordingly, the Reporting Persons are converting the Schedule 13D, with the last amendment to the Schedule 13D having been made on May 14, 2020, to a Schedule 13G pursuant to Rule 13d-1(h) of the Exchange Act.  This Schedule 13G reflects the ownership of the Reporting Persons in the Issuer as of May 7, 2021.
Item 1(a).	Name of Issuer:

BankFinancial Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
60 North Frontage Road, Burr Ridge, IL 60527
Item 2(a).	Name of Persons Filing:
This Schedule 13G is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the “Reporting Persons”).
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The business address of PL Capital Advisors, LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 750 Eleventh Street South, Suite 202, Naples, FL 34102.
Item 2(c).	Citizenship:
All of the individuals who are members of the PL Capital Advisors are citizens of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
06643P104
Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4.	Ownership:
The following list sets forth the aggregate number and percentage (based on 14,583,284 shares of Common Stock outstanding as of April 28, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2021) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2(a):
Name	Shares of Common Stock Beneficially Owned (Shared Voting and Investment Power)	Shares of Common Stock Beneficially Owned (Sole Voting and Investment Power)	Percentage of Shares of Common Stock Beneficially Owned
PL Capital Advisors	1,054,922	0	7.2%
John W. Palmer	1,054,922	7,835	7.3%
Richard J. Lashley	1,054,922	0	7.2%
Item 5.	Ownership of Five Percent or Less of a Class:
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
PL Capital Advisors manages the assets of various advisory clients who have the right to receive dividends from, or the proceeds from the sale of, the securities described herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
N/A
Item 8.	Identification and Classification of Members of the Group:
See Item 2(a) above.
Item 9.	Notice of Dissolution of Group:
N/A
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.
List of Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date:  May 7, 2021.
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley

Signature Page

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.01 par value, of BankFinancial Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.
The undersigned agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
Dated:  May 7, 2021

PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley